Exhibit 99.1

Nano Dimension Refreshes Corporate Governance by

Appointing Major General (Ret.) Eitan Ben-Eliahu

to the Company’s Board of Directors

Experienced Private Sector and National Service Leader

Brings over 20 Years of Business Leadership

Along With over 35 Year Distinguished Military Career Culminating by serving as

The Commander in Chief of The Israeli Air Force

Waltham, Mass, April 16, 2024 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printing solutions, today announced that Major General (Ret.) Eitan Ben-Eliahu is joining its Board of Directors (the “Board”).

Major General (Ret.) Ben-Eliahu was born and raised in Jerusalem, Israel. He is currently the President of International Flight Academy (IFA), a board member of Gadfin Ltd. and RoutePerfect Ltd., and Chairman of the College Academic Center of Law & Business (ACLB). He is also a speaker and hosts an educational program for policy and national defense at The Open University of Tel Aviv, while similarly serving as a television Expert Commenter on the same topic.

During his long business career until his current appointments, Major General (Ret.) Ben-Eliahu served in several leadership positions with LA East-West Ventures Capital Fund, Sentry Technology Group, Cannbit Pharmaceutical Ltd., and Aeronautics Ltd. (“Aeronautics”). In his time at Aeronautics, he served as Executive Chairman and Aeronautics conducted an initial public offering on the Tel Aviv Stock Exchange for over one billion Israeli shekels.

Major General (Ret.) Ben-Eliahu served in the Israeli Air Force (“IAF”) for 38 years. He was an F-4 Phantom fighter pilot and Squadron Commander, including during the 1973 Yom Kippur War, and the first F-15 Squadron Commander of the IAF. He later was a Commander of the Procurement Department of the IAF, Northern Base Commander, Deputy Commander of the IAF, and was subsequently appointed in 1996 as Commander in Chief of the Israeli Air Force, a position he held until retiring from active service in 2000. During his exceptional career, he led air combat operations in four major wars, as well as in other special cross-border operations, collectively logging hundreds of sorties behind enemy lines and many “kills” of enemy combat aircrafts.

Major General (Ret.) Ben-Eliahu is a graduate of the Advanced Management Program (AMP) at Harvard University. He holds a BA in Economics and Business Administration from Bar-Ilan University, and he completed his studies of Strategy and International Relations at Tel Aviv University.

Simon Fried, a co-founder of Nano Dimension, will step down from his position as a director after over 10 years with the Company. He will continue to serve as a special advisor.

Dr. Yoav Nissan-Cohen, Chairman, and Yoav Stern, CEO and member of the Board, of Nano Dimension issued a joint statement: “We are honored to add Major General (Ret.) Eitan Ben-Eliahu to our Board. His extensive experience combining 25 years of business leadership, including as chairman and board member of public technology companies and venture capital firms will enhance the quality of our leadership. We also expect that Major General Ben-Eliahu’s experience in the defense industries, which is our largest customer segment along with aerospace, will contribute to Nano Dimension’s go-to-market plans.”

Major General (Ret.) Ben-Eliahu added: “I am motivated and excited to join the Nano Dimension team. After spending time with this leadership group, I was highly impressed with the innovation capabilities stemming from the people, products, and technology that are all part of the Company. With regard to the people specifically, I feel we share business goals, and, no less important, ethics. Furthermore, I am excited by the mutual vision and degree of enthusiasm in developing Nano Dimension by creating value for industry leading customers and generating return on investment for sophisticated shareholders.”

Yoav Stern further commented: “Simon stepping down is an emotional moment for Nano Dimension. I wish to acknowledge his extensive contribution to the Company since 2015. Firstly, as a co-founder and executive, and later a director. Since I have joined the Company in 2020, Simon has been a contributor to Nano itself but also to the very development of the 3D printing for electronics industry. His experience as one of the original pioneers will make his future involvement as our advisor even more appreciated.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension has served over 2,000 customers across vertical target markets such as aerospace and defense, advanced automotive, high-tech industrial, specialty medical technology, R&D, and academia. The Company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses its belief that Major General Eliahu ‘s appointment will enhance the quality of its leadership and contribute to Nano Dimension’s go-to-market plans; developing this business to create value for industry leading customers and sophisticated shareholders; and Mr. Fried’s future involvement with the Company as a special advisor. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 21, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT
Investor Relations | ir@nano-di.com

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